STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

HLD Film, Inc.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "_____4_____" so that, as amended, said Article shall be and read as follows:

> The total amount of stock this corporation is authorized to issue is:
>
> 200,000 Shares of Common Stock with a par value of $0.01 per share.
>
> 10,000 Shares of Preferred Stock with a par value of $0.01 per share.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this __31st__ day of __October__, 20__22__.

By:_____
Authorized Officer

Title: President

Name: Oliver Mann
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STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.   The name of the Corporation is __HLD Film, Inc._____
_____.

2.   The Registered Office of the corporation in the State of Delaware is located at ____1521 Concord Pike, Ste. 301_____(street), in the City of __Wilmington_____, County of __New Castle_____ Zip Code__19803_____. The name of the Registered Agent at such address upon whom process against this corporation may be served is __MyCompanyWorks, Inc._____
_____.

3.   The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4.   The total amount of stock this corporation is authorized to issue is __100_____ shares (number of authorized shares) with a par value of $__0.00_____ per share.

5.   The name and mailing address of the incorporator are as follows:

Name __Ed Tsuji_____
Mailing Address __187 E. Warm Springs Rd., Suite B_____
____Las Vegas, NV_____ Zip Code __89119_____



By: _____
                    Incorporator

Name: __Ed Tsuji, Incorporator_____
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